NQ Mobile Inc.

No. 4 Building, 11 Heping Li East Street

Dongcheng District, Beijing 100013

People’s Republic of China

March 1, 2017

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Joyce Sweeney, Staff Accountant

Mr. Bernard Nolan, Staff Attorney

Ms. Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NQ Mobile Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 6, 2016
Form 6-K filed January 25, 2017
File No. 001-35145

Dear Ms. Collins, Ms. Sweeney, Mr. Nolan and Ms. Woo:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 14, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) and Form 6-K filed January 25, 2017 (the “Form 6-K”). The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F.

Form 20-F for Fiscal Year Ended, December 31, 2015

Notes to Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) Reorganization and Proposed FL Transaction, page F-7

1.	We note your response to prior comment 7. Please provide us with your analysis as to how you determined that liability classification for Dr. Shi’s non-controlling interest in FL Mobile is appropriate.

The Company respectfully advises the Staff that the Company classified Dr. Shi’s non-controlling interest in FL Mobile as a liability based on following considerations:

The transaction to sell 22% of equity interests in FL Mobile is subject to reversal by either party upon failure to satisfy certain closing conditions. The Company, based on its past experiences and the regulatory environment in China, determined that the probability to fulfill those conditions is remote. In addition, according to the Termination and Share Purchase Agreement between the Company and Dr. Vincent Wenyong Shi dated March 2016, any dividend from FL Mobile after the execution of the agreement will be returned to the Company if the equity transaction is reverted; It is also evidenced by the fact that the Company has returned cash to Dr. Shi upon the reversal of the 5.66% of FL Mobile’s equity. The characteristic above indicated that the entire proceeds of the sale of the non-controlling interest is subject to return, thus it is more proper to classify the non-controlling interest as a liability instead of temporary equity. ASC 480-10-S99-3A requires non-controlling interest that is redeemable for cash or other assets to be classified in temporary equity if it is redeemable upon the occurrence of an event that is not solely within the control of the issuer. However, in this transaction the Company is not required to redeem the non-controlling interest for cash or other assets, both the Company and Dr. Shi has the right to revert the transaction entirely if certain closing conditions are not satisfied. Thus, the Company believes the liability classification for Dr. Shi’s non-controlling interest in FL Mobile at this stage is appropriate due to the fact that it’s remote to meet the closing conditions. If in the future all closing conditions are met, we will move it from liability to equity.

2.	In your response to prior comment 7 you state the transactions with Jinxin Hengrui, Jinxin Haoyue, Jinxin Huatong and Tibet Zhuohua, are not subject to reversal, unless otherwise mutually agreed by both parties. Please tell us whether there are any circumstances in which the purchase prices for these transactions could be adjusted.

The Company respectfully advises the Staff that the only circumstance in which the purchase prices for the transactions with Jinxin Hengrui, Jinxin Haoyue, Jinxin Huatong and Tibet Zhuohua could be adjusted is by mutual agreement between these entities and the Company.

Note 10. Goodwill, page F-53

3.	We note your qualitative analysis in response to prior comment 13 regarding your conclusion that the aggregated components for your Securities and Others reporting unit have similar economic characteristics. In your November 23, 2016 response to comment 10 you state that the live mobile social video platform component contributed the majority of cash flows to this reporting unit and you refer to the expectation of continued high growth, while the other components in this reporting unit were not developed as expected. You also state that the components for which you used an income approach did not present similar growth rates as the live mobile social video platform component and that you used the asset approach for certain components for which forecasts could not be reasonably estimated. Please provide us with a quantitative analysis, such as gross margins and sales trends, supporting the conclusion that these components are expected to exhibit similar long-term financial performance.

The Company respectively advises the Staff that NQ offers very diversified services and products with relatively broad business components. In evaluating what components to include in a reporting unit, the Company has utilized and followed the relative guidance found in both the relevant sections of ASC 350 as well as ASC 280. The Company has determined that the components in the reporting unit have met a wide-ranging analysis, including the facts that the components exhibit similar economic characteristics as well as similar long-term financial performance. The Company would like to expand its description of the Securities and Other reporting unit and the supporting basis for its decision to include each component as below:

In evaluating whether the components in the Securities and Other Reporting Unit have similar economic characteristics, the Company follows the guidance under ASC 350-20-35-35 and ASC 350-20-55-6 to 7 which are as below:

ASC 350-20-35-35

However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.

ASC 350-20-55-6

Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.

ASC 350-20-55-7

In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a.     The manner in which an entity operates its business or nonprofit activity and the nature of those operations

b.     Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent)

c.     The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.     Whether the components support and benefit from common research and development projects.

As of December 31, 2015, the “Securities and Others reporting unit” (“this reporting unit”) included the following components:

•	Live mobile social video. The live mobile social video component provides the mobile video service where end users can watch live video shows and interact with show hosts. While watching online video shows, the audience can purchase virtual gifts using virtual currency they purchased from the Company and then send these virtual gifts to show hosts. The Company shares revenues from the purchase of virtual gifts with hosts.

•	Mobile security. A variety of security related Apps that protect mobile voice and data from malicious software and other security and productivity features are provided in this component. They ensure digital privacy through active control and on-device encryption of contents, and provide mobile phone optimization functions like cleaning system garbage and optimizing memories for smart phones. The Company monetizes these Apps through advertisements.

•	Mobile personal medical care. This App provides a channel between hospitals and patients. Patients can find hospitals and the Company provides the interface to help patients consult with hospitals so that hospitals can obtain these patients as their customers. The hospitals will pay us for the patient referral.

•	Dynamic mobile wallpaper. This App provides dynamic lock screen and dynamic wallpapers driven by the Company’s proprietary engine on mobile platforms. The dynamic multimedia content includes 3D, video and graphics. The company usually cooperates with large mobile device producers and monetizes through advertisements placed on these mobile device wallpapers.

•	Mobile music search. This component provides automatic audio content recognition services, which can be embedded and integrated with third party music service Apps. The Company monetizes through the music search services and through the advertisements in the App.

•	Mobile graphic search. This component provides a solution for automatic graphic content recognition services which could be embedded or integrated with third party services or applications such as e-shopping. The Company would monetize from third party services that utilize such search solution.

All of these components in this reporting unit share similar economic characteristics from the view of the operating decision maker. The key similar economic characteristic of the business model is how the various mobile services meet the needs and demands of end users or consumers. In this regard, the live mobile social video component provides live video services where end users can watch live video shows and interact with the show hosts; the mobile security component provides mobile security services where end users utilizes our product to protect and optimize their mobile device; the mobile personal medical care component provides the mobile health services where end users, or patient and hospital group, can communicate efficiently and through mobile devices; the dynamic mobile wallpaper component provides the mobile wallpaper services where end users can purchase and download a variety of wall papers and lock screens to customize their handset experience and device graphics; the mobile picture component provides mobile picture service where end users can utilize the camera and visual aspects of their device to optimize search functionality, and the mobile music search component provides the mobile audio services where end users can search for music results using the technology when listening to music, singing or humming as well as other search related functions. Through all these above-mentioned mobile services, the reporting unit aims to provide an integrated platform to meet different aspects of end users’ needs in the mobile service market in China. Each component has its own services and users, but the integrated offering and platform does enable the Company to enjoy synergies, such as users sharing occasionally through cross promotion and marketing. Internally the Company names the platform as ‘NQ mobile live’ with one executive vice president responsible for its performance.

The operating manner of all of the above components also shares some similar economic characteristics. Firstly, the business needs to keep acquiring and/or developing new users to engage in the various service offerings. The reasons consumer end users in the mobile service marketplace are often referred to as “traffic” is because users come and go between different mobile services frequently and use their mobile devices for a myriad of purposes including entertainment, productivity and work. A mobile services company needs to keep traffic, or end users, coming to their applications and services repeatedly. Usually the cost of this user “traffic”, or specifically the cost of keeping existing users using the services and bringing new users to the service, is the most key factor for all the business components in this reporting unit, as it is a significant portion of the variable cost.

Secondly, all of the above components generate users and traffic from the channels which is typically defined as either online or offline which includes offline preload channels, search engines, mobile portals, websites and so on. The Securities and Other reporting unit benefits from the synergy effect among the components. For example, the aggregated traffic volume gets a better bargaining position and thus better rates as it is used across the various services and components. Additionally, the various components also share similar external user acquiring methods, market information, as well as promotional channels and activities.

Thirdly, each head, or business leader of the above business components report to an Executive Vice President of NQ, who reviews the financial results, plans for the components and coordinates the resource allocations among the components based on growth expectations and financial targets.

Different components of this reporting unit generate revenue through different value-added services. Usually a higher ARPU (average revenue per user) business faces a higher cost of traffic or variable cost. Meanwhile the higher ARPU businesses will usually have a larger market capacity and a larger competitor. The business purpose of all the components of this reporting unit is similar, however, in their way to monetize the traffic they have acquired and/or developed and paid for. The management expects that the different components in this reporting unit will have similar rates of profitability, similar degrees of risk and similar opportunities for growth in the long run as each component fits within the same competitive mobile service market and each is faced with acquiring user traffic and finding ways to monetize that traffic.

Usually in the early stage of the market or in the early stage of a company in a China mobile business, the company sacrifices the gross margin in exchange to grow a larger base of users and traffic. Once they have reached a certain user traffic size, the attention will begin to focus more on the profitability. At that stage, the business will begin to have a higher gross margin and a lower growth rate. In the long-term, however, the different components within the same mobile service business sector usually will have similar financial metrics, if they can become a sizable market player in a relatively mature market.

ASC 280-10-50-11 specifies that Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this subtopic, if the segments have similar economic characteristics.

Even though the financial performances are historically different amongst components within the reporting unit due to the different stage or lifecycle of the business, the Company expects to see similar long term trends as components go through the various business lifecycles. The lifecycle characteristics are similar for the components in that the user acquisition and “traffic” costs are the biggest variable cost at the early stages.

The Company expects that at the long-term mature lifecycle of each component, which the management estimates typically can take more than 5 years, the revenue growth rate for the components would be approximately 3%-5%, and the net margin for the components would be approximately 15%-25% in the long run based upon management’s estimation.

Also ASC 280-10-50-11 specifies that if the components are similar in all of the following areas, it would be appropriate to aggregate them:

a.    The nature of the products and services

If the related products or services have similar purposes or end users, they may be expected to have similar rates of profitability, similar degrees of risk and similar opportunities for growth. For the components within the Security and Others reporting unit, end users are mainly individual consumers, especially youth who are fashionable and interested in mobile IT products. As most of the products or services are in the inception stage and the mobile security business is seeking for a business model transition thus is also in an early stage, therefore, they face similar degrees of risk. Since they face the similar economic and industry environment, they share similar opportunity for future growth. Therefore, the nature of the products and services are very similar.

b.    The nature of the production processes

The production process for the components within the Security and Other reporting unit is similar. Below is a flow chart that describes the process:

R&D	Products	Promotion (online or pre-install)	Monetization

For each component within the Security and Other reporting unit, typically the process begins with research and development, and after the completion of the research and development process, a product, or application and service is produced and delivered to the market. Then the component business will enter the promotion stage, when the entity will either promote the products online or pre-install the program in mobile devices. The purpose of promotion is to get as many end users as possible and to scale user growth and traffic. After the entities obtain sufficient end users and traffic, they will enter the monetization stage. The entity generates revenue either by charging users directly for premium services or charging advertisers to utilize the user traffic that has been created within the application or service. For example, customers of Showself have to purchase virtual currency in order to purchase value-added services in its online video chat room, online games and other services. This is an example of users being charged directly for premium services. An example of charging advertisers is found within our security services where mobile ads are placed within our products and advertisers pay us to put their advertisements in front of our security users. These two methods are common monetization methods in the internet industry.

c.    The type or class of customer for their products and services

For each component, all of the products or services’ customers are individual consumers, mainly youth who are fashionable and enthusiastic about the IT products.

d.    The methods used to distribute their products or provide their services

For each component within the Security and Other reporting unit, the products or services are promoted online or through pre-installing their applications in mobile devices. The common characteristic of these products or services is the intention to reach end users first. Once the end users base is built and traffic is established, the entity could monetize the business. Also, the Company expects these entities to share the user traffic and end users to maximize the synergy across our platform of offerings and services.

e.    If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The components within the Security and Other reporting unit are all in the IT industry; therefore, they face the same regulatory environment within China and overseas.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.

In conclusion, the Company considered the relevant guidance and utilized the wide-ranging analysis from the relevant sections of ASC 350 and ASC 280 in determining what components should be included in a reporting unit. Each of the components within the Security and Other reporting unit shares similar economic characteristics as well as similar qualitative characteristics. In addition the Company believes the components exhibit similar long-term financial performance as well. Given all of these reasons together, the Company therefore believes it is appropriate to aggregate these components in the same reporting unit.

4.	Please provide us with a breakdown of goodwill allocated to each component of your Securities and Others reporting unit. Also, tell us the carrying value for each component as of the date of your most recent impairment test as well as the estimated fair value for this reporting unit.

The Company respectfully advises the Staff that according to its interpretation of 350-20-35 Subsequent Measurement and ASC 350-20-40 Derecognition, the allocation of goodwill to the component level is not required unless there is a reorganization of the reporting structure of the entity and/or the disposal of a portion of a reporting unit.

Each of the components acquired includes a subsidiary or several subsidiaries. When the components are acquired, they were aggregated to the reporting unit that has similar economic characteristics and similar qualitative characteristics, including the nature of the products/services, the nature of the production processes, type or class of customer, the methods used to distribute, and the nature of the regulatory environment, based on the relative guidance discussed in the Company’s response to comment #3 above. The relative goodwill is then assigned to the reporting unit and not further down to each of the components of the reporting unit. Given this, the Company is not allocating the goodwill to its components within a reporting unit. In addition, there has been no circumstance that an acquired component was assigned to more than one reporting unit.

The carrying value for this reporting unit was approximately US$446 million and the estimated fair value for this reporting unit was approximately US$ 449 million as of November 1, 2015, the date of the most recent impairment test. The Company’s 2016 impairment test is still in progress.

Form 6-K filed January 25, 2017

Exhibit 99.1

5.	We note your announcement of the letter of intent to sell all of the company’s equity interest in FL Mobile and Showself Live Video to an investor group consisting of Dr. Vincent Wenyong Shi and a private equity investment fund. Please tell us name of the private equity investment fund as well as the individuals associated with the fund. Also, tell whether the fund and/or any of the individuals have any relationship with the company, its affiliates, officers, or shareholders. Clarify whether the $100 million investment by the investor group has any contingencies attached and the timing of when the remaining investment is to be received.

The Company respectfully advises the Staff that it is currently in confidential negotiation with the investor group about the terms of the transaction pursuant to the letter of intent. The details of the transaction that the Staff asked about are yet to be negotiated and determined. The Company will make a comprehensive announcement about this deal, including without limitation, the name of the private equity investment fund and the material terms of the contemplated US$100 million investment in the Company, when the definitive agreement is entered into among the parties. To the best knowledge of the Company after due inquiry, the private investment fund in the investor group is not an affiliate of the Company.

6.	You refer to the sale of Showself in the header of Exhibit 99.1. Tell us whether you are selling the entire Showself business or just the live video portion. In this regard, on page 15 of your Form 20-F, you refer to the Showself brand, which includes Showself Desktop and Lockscreen, Showself Music Radar, and Showself Live Video.

The Company respectfully advises the Staff that only Showself Live Video, which is operated by Beijing Showself Technology Co., Ltd., is the asset to be sold pursuant to the recently executed letter of intent.

7.	We note your response to prior comment 2 confirming that you will describe and quantify the potential impact on operating results of the FL Mobile divestiture in future filings. Considering the significance of the impact of FL Mobile on the company’s results and the current negotiations for the sale of both FL Mobile and Showself Live Video, please clarify whether you will provide the requested disclosures in future Form 6-K filings that discuss the transaction negotiations. If so, please ensure that such disclosures also quantify the revenues and net income/(loss) attributable to Showself Live Video.

The Company respectfully advises the Staff that it will describe and quantify the potential impact on the Company’s operating results by quantifying the amount of revenues and net income/(loss) generated by Showself Live Video in its future filings.

8.	Please tell us the amount of revenues and net income/ (loss) attributable to Showself Live Video for fiscal year 2015 and the nine-months ended September 30, 2016, separately quantifying amounts attributed to non-controlling interests. If available, also provide us with this information for both Showself and FL Mobile for fiscal 2016.

The Company respectfully advise the Staff that the amount of revenues from Showself Live Video for fiscal year 2015 and nine-months ended September 30, 2016 were US$45.2 million and US$78.7 million, respectively. Net income generated by Showself Live Video business in fiscal year 2015 and nine-months ended September 30, 2016 were US$1.3 million and US$16.1 million, respectively, in which, US$0.7 million and US$5.5 million were attributable to non-controlling interests, respectively. The Company is still in the process to finalize its financials for fiscal year 2016, and information for fiscal year 2016 will be provided in its coming 6-K filing with respect to the earnings release for the fourth quarter 2016 as well as in the coming 20-F filing for the fiscal year 2016.

9.	We note from your response to prior comment 7 that either party has the option to unilaterally revert the transaction if the proposed listing of FL Mobile on the stock exchanges in China is terminated or the parties reasonably concluded that it is unlikely to obtain necessary government approvals for such listing. The revised disclosures provided in your November 23, 2016 response to comment 13 indicate that the parties have the option to revert “[i]n the event the FL Divestment does not consummate or fails to obtain regulatory approval from relevant governmental authorities,.” Please describe for us the contractual provisions pursuant to which Dr. Shi and Xinjiang Yinghe were able to revert their equity interest purchases as disclosed in your Form 6-K filed November 25, 2016. When providing an update on the FL Mobile divestiture in future Forms 6-K and in your next Form 20-F, please ensure that you provide a comprehensive discussion of any provisions by which such transaction may be amended, reversed, and/or the purchase price may be adjusted.

The Company respectfully advises the Staff that the Termination and Share Purchase Agreement between the Company and Dr. Vincent Wenyong Shi dated March 2016, under which the Company sold 22% equity interests in FL Mobile to Dr. Shi, provides that (i) if the proposed listing of FL Mobile on stock exchanges in China is terminated or fails to obtain regulatory approval from relevant governmental authorities, both parties may revert the transaction, (ii) Dr. Shi may revert the transaction if FL Mobile’s shares fail to be listed on stock exchanges in China within two years from the date of the Agreement, provided however, neither parties may revert the transaction after the listing of FL Mobile on stock exchanges in China is approved by relevant governmental authorities. The agreement between the Company and Xinjiang Yinghe dated August 2016 contains substantially the same provisions.

The Company confirms that it will provide a comprehensive discussion of the provisions by which the transaction may be amended or reversed when providing further updates on the FL Mobile divestiture in its future Form 6-K and its next Form 20-F.

*            *             *

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863 or email at julie.gao@skadden.com or Rong Liu, the audit engagement partner at Marcum Bernsterin & Pinchuk LLP, by phone at (001) 646-472-1879 or via email at rong.liu@marcumbp.com. Marcum Bernsterin & Pinchuk LLP is the independent registered public accounting firm of the Company

Very truly yours,

/s/ Roland Wu
Roland Wu
Chief Financial Officer

cc:	Vincent Wenyong Shi, Chairman of the Board and Chief Operating Officer of NQ Mobile Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Rong Liu, Partner, Marcum Bernsterin & Pinchuk LLP